SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31490]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

February 27, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of February 2015. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant

using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-

8090. An order granting each application will be issued unless the SEC orders a hearing.

Interested persons may request a hearing on any application by writing to the SEC's Secretary at

the address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 24, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment

Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Gottex Multi-Asset Endowment Fund - II [File No. 811-22412]
Gottex Multi-Asset Endowment Fund - I [File No. 811-22413]
Gottex Multi-Asset Endowment Master Fund [File No. 811-22415]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 2, 2015, each applicant made a final liquidating distribution to its shareholders, based on net asset value. Applicants have retained approximately $144,877, $80,148 and $271,414, respectively, to pay shareholders their remaining balances and to pay applicants' remaining expenses. Expenses of $2,300, $2,300 and $9,900, respectively, incurred in connection with the liquidations were paid by applicants.

Filing Date: The applications were filed on February 4, 2015.

Applicants' Address: One Boston Place, Ste. 2600, 201 Washington St., Boston, MA 02109.

Highland Special Situations Fund [File No. 811-21769]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Highland Opportunistic Credit Fund, a series of Highland Funds I, and on July 1, 2014, made a distribution to its shareholders, based on net asset value. Expenses of approximately $312,224 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on February 2, 2015.

Applicant's Address: 200 Crescent Court, Ste. 700, Dallas, TX 75201.

Invesco Municipal Income Opportunities Trust II [File No. 811-5793]
Invesco Municipal Income Opportunities Trust III [File No. 811-6052]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Invesco Municipal Income Opportunities Trust, and on August 27, 2012, made distributions to their shareholders Income Opportunities Trust, and on August 27, 2012, made distributions to their shareholders based on net asset value. Expenses of $199,316, and $183,131, respectively, incurred in

connection with the reorganizations were paid by Invesco Advisers, Inc., applicants' investment adviser.

Filing Date: The applications were filed on February 4, 2015.

Applicants' Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco Municipal Premium Income Trust [File No. 811-5688]
Invesco Van Kampen Trust for Value Municipals [File No. 811-6472]
Invesco Van Kampen Select Sector Municipal Trust [File No. 811-8000]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Invesco Van Kampen Municipal Opportunity Trust (now known as Invesco Municipal Opportunity Trust), and on October 15, 2012, made distributions to their shareholders based on net asset value. Expenses of $194,646, $203,231, and $203,911, respectively, incurred in connection with the reorganizations were paid by Invesco Advisers, Inc., applicants' investment adviser.

Filing Date: The applications were filed on February 4, 2015.

Applicants' Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco Value Municipal Trust [File No. 811-6434]
Invesco Value Municipal Securities [File No. 811-7109]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Invesco Value Municipal Income Trust, and on October 15, 2012, made distributions to their shareholders based on net asset value. Expenses of $175,385 and $152,464, respectively, incurred in connection with the reorganizations were paid by Invesco Advisers, Inc., applicants' investment adviser.

Filing Date: The applications were filed on February 4, 2015.

Applicants' Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco Value Municipal Bond Trust [File No. 811-6053]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Invesco Value Municipal Income Trust, and on October 15, 2012, made a distribution to its shareholders based on net asset value. Expenses of $148,082 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on February 4, 2015.

Applicant's Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco New York Quality Municipal Securities [File No. 811-7562]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Invesco Van Kampen Trust for Investment Grade New York Municipals (now known as Invesco Trust for Investment Grade New York Municipals), and on August 27, 2012, made a distribution to its shareholders based on net asset value. Expenses of $259,706, incurred in connection with the reorganization were paid by Invesco Advisers, Inc., applicant's investment adviser.

Filing Date: The application was filed on February 4, 2015.

Applicant's Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco Quality Municipal Investment Trust [File No. 811-6346]
Invesco Quality Municipal Securities [File No. 811-7560]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Invesco Quality Municipal Income Trust, and on October 15, 2012, made distributions to their shareholders based on net asset value. Expenses of $197,200 and $202,100, respectively, incurred in connection with the reorganizations were paid by Invesco Advisers, Inc., applicants' investment adviser.

Filing Date: The applications were filed on February 4, 2015.

Applicants' Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco High Yield Investments Fund, Inc. [File No. 811-8044]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Invesco Van Kampen High Income Trust II (now known as Invesco High Income Trust II), and on August 27, 2012, made distributions to its shareholders based on net asset value. Expenses of $275,566 incurred in connection with the reorganization were paid by Invesco Advisers, Inc., applicant's investment adviser.

Filing Date: The application was filed on February 4, 2015.

Applicant's Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco California Municipal Securities [File No. 811-7131]
Invesco California Municipal Income Trust [File No. 811-7346]
Invesco California Quality Municipal Securities [File No. 811-7564]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Invesco Van Kampen California Value Municipal Income Trust (now known as Invesco California Value Municipal Income Trust), and on August 27, 2012, made distributions to their shareholders based on net asset value. Expenses of $179,549, $192,823, and $179,549, respectively, incurred in connection with the reorganizations were paid by Invesco Advisers, Inc., applicants' investment adviser.

Filing Date: The applications were filed on February 4, 2015.

Applicants' Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Invesco Van Kampen Ohio Quality Municipal Trust [File No. 811-6364]

Invesco Van Kampen Trust for Investment Grade New Jersey Municipals [File No. 811-6136]
Invesco Van Kampen Massachusetts Value Municipal Income Trust [File No. 811-7088]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to Invesco Van Kampen Municipal Trust (now known as Invesco Municipal Trust), and on October 15, 2012, made distributions to their shareholders based on net asset value. Expenses of $188,271, $186,904 and $183,827, respectively, incurred in connection with the reorganizations were paid by Invesco Advisers, Inc., applicants' investment adviser.

Filing Date: The applications were filed on February 4, 2015.

Applicants' Address: 1555 Peachtree St., NE, Ste. 1800, Atlanta, GA 30309.

Munder Series Trust [File No. 811-21294]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to corresponding series of The Victory Portfolios, and on October 31, 2014, made a distribution to its shareholders based on net asset value. Expenses of $3,896,437 incurred in connection with the reorganization were paid by Munder Capital Management, applicant's investment adviser, and Victory Capital Management Inc.

Filing Dates: The application was filed on January 27, 2015.

Applicant's Address: Victory Capital Management Inc., 4900 Tiedeman Rd. 4th Floor, Brooklyn, OH 44144.

iShares MSCI Russia Capped ETF, Inc. [File No. 811-22421]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to iShares MSCI Russia Capped ETF, a series of iShares, Inc., and on January 26, 2015, made a distribution to its shareholders based on net asset value. BlackRock Fund Advisors, applicant's investment adviser, paid the expenses incurred in connection with the reorganization.

Filing Date: The application was filed on January 26, 2015.

Applicant's Address: c/o State Street Bank and Trust Company, 1 Iron St., Boston, MA 02210.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary